Energy Fuels Inc. Announces Election of Directors and Results of Shareholder Meeting

Toronto, Ontario and Lakewood, Colorado – June 18, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) announces the results of the election of directors at its annual and special meeting of shareholders (the “Meeting”) held on June 18, 2015 in Toronto, Ontario.

The eight nominees proposed by management for election as directors were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
J. Birks Bovaird	5,888,893	97.36%	159,418	2.64%
Stephen P. Antony	5,903,322	97.60%	144,989	2.40%
Paul A. Carroll	5,888,881	97.36%	159,430	2.64%
Lawrence A. Goldberg	5,886,847	97.33%	161,464	2.67%
Bruce D. Hansen	5,900,175	97.55%	148,136	2.45%
Ron F. Hochstein	4,159,912	68.78%	1,888,399	31.22%
Joo Soo Park	5,904,083	97.62%	144,228	2.38%
Richard J. Patricio	3,307,363	54.68%	2,740,948	45.32%

At the Meeting, shareholders also voted to approve (i) the appointment of KPMG LLP as the auditors of the Company; (ii) the extension of the Company’s existing Shareholder Rights Plan; (iii) the Company’s Omnibus Equity Incentive Compensation Plan and the grant of unallocated restricted share units thereunder; and (iv) the issuance of common shares of the Company pursuant to an acquisition by the Company of Uranerz Energy Corporation (“Uranerz”) by way of merger of the Company’s wholly owned subsidiary EFR Nevada Corp. with and into Uranerz. Details of each of these matters are set out in the Amended Management Information Circular of the Company dated May 21, 2015. A report of voting results for each resolution presented at the Meeting prepared in accordance with National Instrument 51-102 will be filed under the Company’s profile on SEDAR at www.sedar.com.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com